                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      For the month of December 2006 No. 3

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     The Registrant will hold its Annual and Special General Meeting of
Shareholders on January 31, 2007 at 11:00 a.m. (Israel time) at the Registrant's offices in Migdal Haemek, Israel. In connection with the meeting, on or about
December 27, 2006, the Registrant will mail to shareholders (i) a Notice of
Annual and Special General Meeting and Proxy Statement and (ii) a Proxy Card.
Attached hereto as Exhibits 99.1 and 99.2 are, respectively, the Notice of
Annual and Special General Meeting and Proxy Statement and Proxy Card.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            TOWER SEMICONDUCTOR LTD.

Date: December 21, 2006                     By: /s/ Nati Somekh Gilboa
                                            --------------------------
                                            Nati Somekh Gilboa
                                            Corporate Secretary